ICA REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS


     Mexico City,  February 27, 2006  Empresas ICA, S.A. de C.V. (BMV and NYSE:
ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the fourth quarter and full year 2005.

     As previously announced, ICAs year-end 2005 balance sheet consolidates the operations of the North Central Airport Group (GACN), ICAs airport operator subsidiary; GACNs income statement will be consolidated beginning with the first quarter of 2006.

ICA noted the following highlights:

     o Total revenues for the fourth quarter of 2005 were Ps. 5,121 million, an increase of Ps. 1,384 million, or 37 percent, as compared to Ps. 3,736 million in the fourth quarter of 2004. Full year 2005 revenues were Ps. 18,405 million, an increase of Ps. 5,287 million, or 40 percent, as compared to Ps. 13,118 million in 2004.

     o Operating income for the fourth quarter of 2005 was Ps. 296 million, an increase of Ps. 79 million, or 36 percent, as compared to Ps. 217 million in the same period of 2004. Operating income for the year 2005 was Ps. 1,055 million, an increase of Ps. 532 million, or 102 percent, as compared to Ps. 523 million in 2004.

     o Net income of majority interest was Ps. 212 million in the fourth quarter of 2005. Net income of majority interest for the year 2005 was Ps. 502 million, equivalent to Ps. 0.53 per share or US$ 0.60 per ADS.

     o ICAs consolidated construction backlog as of December 31, 2005 was Ps. 13,693 million; new contract awards and net contract additions during the fourth quarter of 2005 were Ps. 2,622 million.

     o The consolidation of the GACN's balance sheet as of December 31, 2005 increased ICAs consolidated assets by Ps. 8,001 million, or 26 percent.

     o As of December 31, 2005, cash and cash equivalents were Ps. 6,264 million, an increase of 77 percent as compared to Ps. 3,545 million at the end of 2004. Of the increase of Ps. 2,719 million, Ps. 1,657 million results from the consolidation of GACN. o As of December 31, 2005, there were 402,657,260 total shares outstanding, reflecting the reverse split carried out on December 13, 2005. The ADS-share ratio was also adjusted to one ADS per 12 shares.


FOURTH QUARTER 2005 CONSOLIDATED RESULTS

   (Ps. million)                              4Q2004       4Q2005     Change (%)
--------------------------------------------------------------------------------
Revenues ..............................        3,736       5,121             37
Operating income ......................          217         296              36
Operating margin ......................            5.8%        5.8%
EBITDA ................................          442         489              11
EBITDA margin .........................           11.8%        9.5%
Net income (loss) of majority interest           262         212            (19)
Earnings per share (Ps.) ..............            0.84        0.53
Weighted average shares
  outstanding (million) * .............          310.84      402.66           30
--------------------------------------------------------------------------------

     EBITDA = Earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

     * 2004 shares are adjusted for the 1:6 reverse split of December 13, 2005.



     ICA recorded fourth quarter 2005 revenues of Ps. 5,121 million, an increase of 37 percent compared to the fourth quarter of 2004. The El Cajon hydroelectric project accounted for 21 percent of total revenues and was 80.5 percent complete as of December 31, 2005. During the fourth quarter of 2005, revenues in Mexico represented 89 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 63 percent of the total.

     Cost of sales was Ps. 4,470 million, an increase of 38 percent as compared to Ps. 3,238 million in the same period of 2004. Costs were 87 percent of revenues, unchanged from the fourth quarter of 2004.

     General and administrative expenses in the fourth quarter of 2005 totaled Ps. 354 million, a 26 percent increase compared to Ps. 281 million in the fourth quarter of 2004. Expenses in the 2005 period include a Ps. 50 million provision for bonuses based on 2005 profits, and which will be distributed in accordance with the bylaws. This amount is in addition to the bonus provision made in the third quarter, bringing the full year 2005 amount to Ps. 100 million. Expenses also included bid preparation expenses of Ps. 23 million during the fourth quarter of 2005, compared to Ps. 8 million registered during the same period of 2004.

     Operating income during the fourth quarter of 2005 was Ps. 296 million, an increase of Ps. 79 million, or 36 percent, compared to Ps. 217 million recorded during the same period of 2004. The El Cajon hydroelectric project generated Ps. 66 million, or 22 percent, of total operating income.

     EBITDA generated in the fourth quarter of 2005 was Ps. 489 million, equivalent to 9.5 percent of revenues, an increase of Ps. 47 million compared to Ps. 442 million in EBITDA generated in the fourth quarter of 2004. The El Cajon hydroelectric project generated 23 percent of the total.

     The Company's accounting policies provide that financial costs of financed works be recognized in the cost of sales. As a result, financial costs for the El Cajon hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net capitalized interest expense to EBITDA. In the fourth quarter of 2005, Adjusted EBITDA was Ps. 583 million compared to Ps. 527 million during the fourth quarter of 2004, an increase of Ps. 56 million or 11 percent. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP; other companies may define similarly titled concepts differently.


   (Ps. million)                                   4Q2004           4Q2005
-----------------------------------------------------------------------------
Net income of majority interest .......               262             212
Plus:  minority  interest,  affiliate
  earnings, taxes, and ................                60             100
other income, net
Plus: integral financing cost .........              (105)            (17)
Plus: depreciation and amortization ...               225             193
-----------------------------------------------------------------------------
EBITDA ................................               442             489
-----------------------------------------------------------------------------
Plus: net capitalized financial costs .                86              94
-----------------------------------------------------------------------------
Adjusted EBITDA .......................               527             583
---------------------------------------------------------------------------



     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

     The integral financing cost (CIF) in the fourth quarter of 2005 was a gain of Ps. 17 million, compared to a gain of Ps. 105 million recorded in the fourth quarter of 2004. Financial expense increased to Ps. 91 million in the fourth quarter of 2005 compared to Ps. 71 million in the same period of 2004. The increase is due to a higher level of debt as a result of the refinancing of the Corredor Sur and Acapulco Tunnel projects in the second quarter of 2005. Financial income during the quarter was Ps. 128 million, a Ps. 15 million, or 13 percent, increase as compared to Ps. 113 million in the fourth quarter of 2004. The increase is primarily due to an increase in cash and cash equivalents as a result of the capital increase in August 2005 and a higher level of customer advances. The exchange loss in the fourth quarter 2005 was Ps. 11 million, compared to a Ps. 7 million gain in the same period of last year.



(Ps. million)                                 4Q2004         4Q2005
-------------------------------------------------------------------
Financial Expense .................               71            91
Financial (Income) ................            (113)         (128)
Exchange (Gain) Loss ..............              (7)            11
Monetary (Gain) Loss ..............             (56)             9
-------------------------------------------------------------------
Integral Financing Cost (Gain) ....            (105)          (17)
-------------------------------------------------------------------

     The weighted average interest rate on total debt was 7.8 percent during the quarter, including Ps. 193 million in capitalized interest expense on financed public works, compared to 8.1 percent registered during the same period in 2004. The reduction in the weighted average interest rate is the result of an increase in the debt of the El Cajon hydroelectric project, which carries a relatively low rate, and the improved terms from the refinancing of the Corredor Sur project in Panama and the Acapulco Tunnel. The calculation for the weighted average interest rate is as follows:


(Ps. million)                                           4Q2004       4Q2005
----------------------------------------------------------------------------
Interest Expense included in CIF ..........                 71           91
Financed Interest Expense in cost of sales                  88          102
Total Interest Expense ....................                159          193

Average Debt Outstanding ..................              7,852        9,958
----------------------------------------------------------------------------
Weighted Average Interest Rate ............               8.1%         7.8%
----------------------------------------------------------------------------



     Other Income was Ps. 69 million during the fourth quarter of 2005, resulting primarily from the sale of certain land rights located in the city of Queretaro resulting that had previously been adjudicated in favor of ICA.

     The tax provision in the fourth quarter of 2005 was Ps. 151 million, of which Ps. 74 million was deferred taxes, Ps. 18 million was income tax, and Ps. 58 million was employee statutory profit sharing.

     ICA recognized Ps. 24 million during the fourth quarter of 2005 from its share in the earnings of unconsolidated affiliates, which included the Dravica Consortium, CIMA, and Dicomex Holding, among others.

     Net income of majority interest was Ps. 212 million in the fourth quarter of 2005, or Ps. 0.53 per share (US$ 0.60 per ADS) based on 402.66 million weighted average shares outstanding, compared to net income of majority interest of Ps. 262 million recorded in the fourth quarter of 2004, or Ps. 0.84 per share (US$ 0.95 per ADS), based on a weighted average of 310.84 million shares outstanding. The 2004 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio.


SEGMENT RESULTS


     Starting this quarter, ICA has expanded the information provided for each segment, in order to facilitate analysis of the Companys performance.

Construction

Construction segment results are shown in the following table:

                            Civil                 Industrial               Rodio                 Subtotal
                     ---------------------   --------------------   -------------------   ----------------------
(Ps. Million)        4Q04     4Q05    Ch%    4Q04    4Q05    Ch%     4Q04    4Q05  Ch%    4Q04       4Q05     Ch%
-----------------------------------------------------------------------------------------------------------------
Revenues ..........  1,235     2,260   83    1,327    2,010    52     710     499  -30    3,272     4,769     46
Operating Income ..     75       197            92      140            37      (8)          204       330
Depr. & Amort. ....    118       116            19       23            39      15           175       154
Net Income ........    206       146            38       37            10       1           254       184
EBITDA ............    193       313           110      163            76       7           379       484
Operating Margin ..      6.1%      8.7%          6.9%     7.0%          5.3%   -1.6%          6.2%      6.9%
Total Assets ......  8,050    12,079         4,736    3,610         2,091   1,868        14,876    17,557
Debt ..............  4,934     6,132           681      214           160     219         5,775     6,565
Stockholders
Equity ............  1,065     2,622         1,044      766           498     466         2,607      3,855
CAPEX .............    102       115            91       62            92      32           284        209


     Total construction revenues increased 46 percent during the fourth quarter of 2005, as compared to the previous year. Civil Construction and Industrial Construction grew significantly, which offset a decrease in Rodio revenues. Together, construction activities generated an operating margin of 6.9 percent during the fourth quarter of 2005, compared to 6.2 percent during the same quarter of 2004. Fourth quarter 2005 EBITDA was Ps. 484 million, with an EBITDA margin of 10.1 percent.

     Civil Construction revenues resulted principally from work on the El Cajon hydroelectric project, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, projects at the Mexico City International Airport, including work on Terminal II, the renovation of the Moon Palace Hotel in Cancun, the Federal Justice building in Cholula, Puebla, and the IMSS General Hospital in Cancun. The Civil Construction operating margin was 8.7 percent in the fourth quarter of 2005, compared to 6.1 percent in the 2004 period. During the fourth quarter of 2005, revenues of Ps. 12 million were recorded as a result of client recognition of increased costs for the Mexico-Tuxpan highway and collection of a Ps. 26 million account receivable for the Chiapas Bridge II, for which the related costs were registered in prior periods. The operating margin would have been 7.6 percent had these revenues not been registered in the fourth quarter of 2005.

     Civil Construction EBITDA was Ps. 313 million, an increase of 62 percent compared to Ps. 193 million in the 2004 fourth quarter. The El Cajon hydroelectric project generated EBITDA of Ps. 136 million in 2005 and Ps. 143 million in the 2004 period. This reduction reflects a lower level of amortization of financial costs El Cajon during 2005, in accordance with the amortization schedule for these costs adopted in the third quarter of 2004. Civil Construction net income of majority interest was Ps. 146 million, compared to Ps. 206 million in the fourth quarter of 2004. The decrease is due to a lower level of participation in the earnings of unconsolidated construction affiliates. Provisions for completing ancillary works for the Caruachi hydroelectric project in Venezuela resulted in a fourth quarter 2005 loss of Ps. 26 million, compared to income of Ps. 174 million in the last quarter of 2004.

     Industrial Construction revenues rose 52 percent as a result of an increased volume of work performed on existing projects. The projects that contributed most to revenues were Package II of the Minatitlan refinery reconfiguration, the Altamira V combined cycle power plant in Tamaulipas, the Chicontepec oil field project in Veracruz, the liquefied natural gas terminal and storage tanks in Altamira, Tamaulipas, and the Reynosa IV cryogenic plant in Tamaulipas. The Industrial Construction operating margin was 7.0 percent in the fourth quarter of 2005, compared to 6.3 percent in the 2004 period. The increase in operating income primarily reflects the increased volume of work on Package II of the Minatitlan refinery reconfiguration project and the recovery of US$1 million in bid preparation expenses previously recorded. Bid preparation expenses were Ps. 7.7 million for the fourth quarter of 2005, compared to Ps.
8.0 million in the fourth quarter of 2004.

     Industrial Construction EBITDA was Ps. 163 million in the fourth quarter of 2005, an increase of 48 percent compared to Ps. 110 million during the same quarter of 2004. Industrial Construction net income of majority interest was Ps. 37 million, basically unchanged from the 2004 period, principally as a result of a higher tax payments.

     Rodio generated revenues of Ps. 499 million, a reduction of 30 percent compared to Ps. 710 million in the same quarter of 2004. This reflects a lower level of work and the contraction of the market in Portugal. Rodio's operating margin for the fourth quarter of 2005 was (1.6) percent, as a result of Ps. 24 million in additional costs for a project in Portugal. Rodio's most important project is the M30 expressway around Madrid.

     Rodio EBITDA was Ps. 7 million, a reduction of 91% compared to Ps. 76 million registered during the same quarter of 2004. Rodio net income of majority interest was Ps. 1 million in the fourth quarter of 2005, compared to Ps. 10 million registered in the same quarter of 2004. The decrease was a result of a reduction in work volumes and the additional costs for a project in Portugal.


Housing and Infrastructure Segments

(Ps. Million) Housing Infrastructure Operation
                                ----------------------------  ----------------------------
Quarter                          4Q2004     4Q2005   Change%  4Q2004     4Q2005    Change%
------------------------------- ---------- ----------------- --------- ---------- --------
Revenues .....................     329        284     -14%       88         88        1%
Operating Income .............      29         23                (1)       (20)
Depreciation & Amortization ..       1         12                38         25
Net Income ...................      30         13                77         23
EBITDA .......................      30         35                38          5
Operating Margin .............       8.8%       8.1%             -0.9%     -22.7%
Total Assets .................   1,042      1,162             4,973     12,586
Debt .........................     289        123               972      3,816
Stockholders Equity ..........     611        798             3,701      7,734
CAPEX ........................       0         12                80         13


     Housing sold 1,049 units during the fourth quarter of 2005, compared to 1,288 units in the 2004 period. Included in the totals are revenues from the sale of 77 and 196 lots, respectively, corresponding to the Arcos de Aragon project that ViveICA is jointly developing with GEO. The reduction in the number of units sold is principally the result of delays in opening to the general public sales of units at Arcos de Aragon.

     Revenues for the fourth quarter of 2005 were Ps. 284 million, a 14 percent reduction compared to Ps. 329 million in the same period of 2004. The decrease in sales reflects the decrease of units sold. The operating margin in the fourth quarter of 2005 was 8.1 percent, compared to 8.8 percent in the same quarter of 2004.

     Forty-nine percent of the housing units sold in the fourth quarter of 2005 were in the traditional housing (vivienda tradicional) category, which provides the highest margins; 42 percent were in the affordable (vivienda de bajos ingresos) category; and 9 percent were in the entry-level (vivienda economica) category.

     Housings EBITDA during the fourth quarter of 2005 was Ps. 35 million, an increase of 16 percent compared to Ps. 30 million during the same quarter of 2004. Housings net income of majority interest was Ps. 13 million in the fourth quarter of 2005, compared to Ps. 30 million in the 2004 period.

     Infrastructure Operations revenues were Ps. 88 million in the fourth quarter of 2005. The fourth quarter 2005 operating loss for Infrastructure Operations was Ps. 20 million, principally as a result of one time expenses in Panama, compared to operating income of Ps. 1 million registered in the same period of 2004. Without the Panama expenses, the operating margin would have been zero.

     The Corredor Surs average traffic volume in the fourth quarter of 2005 increased to 53,206 vehicles per day, compared to 46,589 in the same quarter of 2004. Tolls rates were increased by 2 percent during December 2005.

     In December 30, 2005, ICA received from the government of Panama US$28.8 million in ten-year government notes, with a seven percent per annum coupon, in payment for the arbitration award in favor of ICA and additional investment in the rehabilitation of the Albrook airport. These notes were sold in the secondary market on January 31, 2006 for US$29.2 million. The Acapulco Tunnels daily average traffic volume increased to 8,694 vehicles in the fourth quarter of 2005, compared to 8,021 in the same quarter 2004. During December 2005, tolls on non-resident vehicles increased 4.8 percent, in accordance with the concession agreement.

     During December 2005, ICA acquired 44.94 percent of the shares of the North Central Airport Group (GACN) in a series of transactions. First, ICA acquired an additional 59.6 percent of the company Servicios de Tecnologia Aeroportuaria
(SETA); SETA is the operating partner of GACN and owns 15 percent of GACN. ICA's total ownership of SETA is now 74.5 percent. Second, ICA purchased 36 percent of the GACN shares owned by the Mexican government. As a result of these transactions, ICA now controls 47.2 percent of GACN. The aggregate US$ 289.8 million purchase price was funded using US$ 164.8 million in cash and US$ 125 million from an 18-month bridge financing provided by West LB and Nord LB.


TWELVE MONTH CONSOLIDATED RESULTS

   (Ps. Million)                 Jan-Dec 2004      Jan-Dec 2005       Change (%)
---------------------------------------------------------------------------------
Revenues .......................      13,118            18,405              40
Operating income ...............         523             1,055             102
  Operating margin .............           4.0%              5.7%
EBITDA .........................       1,447             1,785              23
EBITDA margin ..................          11%                9.7%
Net income of majority interest           93               502            n.m.
Earnings per share (Ps.) .......           0.30              1.45         n.m.
Weighted average shares
outstanding (million) ..........         310.18            347.13           12
---------------------------------------------------------------------------------


     EBITDA = Earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.


     Revenues increased 40 percent to Ps. 18,405 million in 2005, as compared to Ps. 13,118 million in 2004. Operating income was Ps. 1,055 million, a 102 percent increase from the Ps. 523 million in 2004.

     Full year 2005 EBITDA was Ps. 1,785 million, an increase of Ps. 338 million compared to Ps. 1,447 million in 2004. The EBITDA margin was 9.7 percent for 2005.

     During the full year 2005, Adjusted EBITDA was Ps. 2,154 million, compared to Ps. 1,637 million in 2004, an increase of Ps. 518 million, or 32 percent. The Company calculates EBITDA and Adjusted EBITDA as follows:


 (Ps. million)                                            2004            2005
------------------------------------------------------------------------------
Net income of majority interest ...........                93             502
Plus:  minority  interest,
  Affiliated Co., taxes, and
other income, net .........................               443             440
Plus: integral financing cost .............               (12)             112
Plus: depreciation and amortization .......               924             730
EBITDA ....................................             1,447           1,785
Plus: net capitalized financial costs .....               190             370
Adjusted EBITDA ...........................             1,637           2,155
------------------------------------------------------------------------------

     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.


     Net income of majority interest in 2005 was Ps. 502 million, an increase of Ps. 409 million from Ps. 93 million in 2004. Earnings per share for 2005 were Ps. 1.45 (US$ 1.64 per ADS), based on 347.13 million weighted average shares outstanding, compared to Ps. 0.30 (US$ 0.34 per ADS) in 2004, based on 310.18 million weighted average shares outstanding, after adjusting for the reverse split and change in ADS ratio.



CONSTRUCTION BACKLOG

     Beginning with the fourth quarter, ICA will provide, in addition to construction backlog, the value of investments to be performed on concessioned projects, as an additional information item. During the fourth quarter of 2005, all these amounts corresponded to the Irapuato La Piedad highway PPP (public-private partnership).

     At the end of December 2005, the construction backlog was Ps. 13,693 million, a decrease of Ps. 2,146 million, or 14 percent, compared the construction backlog registered at the end of September 2005. Construction backlog was equivalent to nine months of work at fourth quarter 2005 levels.

     The investment to be performed in concessioned projects was Ps. 726 million at the end of 2005.


                                                                    Months Construction
                                                   Ps. million         Equivalent*
----------------------------------------------   --------------  ------------------------
Balance, September 2005 ......................         15,839              10
    New contracts and contract additions .....          2,622               2
    Work executed ............................          4,769               3
----------------------------------------------   --------------  ------------------------
Balance, December 2005 .......................         13,693               9
----------------------------------------------   --------------  ------------------------
Investment  to be performed in concessioned
   projects ..................................            726
-----------------------------------------------------------------------------------------

     * Months of work based on the volume of work executed in the fourth quarter of 2005.



     During the fourth quarter of 2005, ICA had new contract awards and net contract additions of Ps. 2,622 million. New projects included: the ramps for Terminal II of the Mexico City International Airport, new contracts in Spain, the Alvaro Obregon hospital in Mexico City, the Taxquena traffic distributor in Mexico City, the renovation of the Moon Palace Hotel in Cancun, an industrial plant in Queretaro, and the Convention Center in Irapuato, Guanajuato.

     Construction on the Irapuato La Piedad highway PPP began at the end of the fourth quarter. The transfer of resources to the concessionaire in the form of a capital contribution has been made, and the concessionaire is in the process of obtaining a Ps. 580 million loan.

     At the end of the fourth quarter of 2005, projects in Mexico represented
94.1 percent of total backlog, while projects abroad represented 5.9 percent. Of the total, 81.6 percent are for public sector clients, and 18.4 percent are for private sector clients.


EL CAJON HYDROELECTRIC PROJECT


     The following table summarizes the main financial accounts of the El Cajon hydroelectric project:

(Ps. million)                          4Q2004   1Q2005    2Q2005   3Q2005   4Q2005
------------------------------------ -------- -------- --------- -------- --------
Income Statement
Revenue .........................        717      854     1,049    1,121    1,093
Operating Income ................         40       51        64       67       66
Operating Margin ................         6%       6%        6%       6%       6%

Balance Sheet
Total Assets ....................      5,918    6,639     7,217    8,104    8,671
  Cash and Cash Equivalents .....        879      636       420      272      559
  Inventories ...................         44       32        25       21       33
  Other Current Assets ..........        188      229       214      248      238
Total Current Assets ............      1,111      896       659      541      829
  Long Term Accounts Receivable .      4,275    5,242     6,072    7,158    7,529
Total Long Term Assets ..........      4,275    5,242     6,072    7,158    7,529

Total Liabilities ...............      5,746    6,423     6,908    7,609    7,832
Current Liabilities .............        487      549       724      874      911
Long Term Liabilities ...........      5,022    5,577     5,814    6,306    6,420
Other Liabilities ...............        237      296       368      427      501
Equity ..........................        172      216       308      495      839
------------------------------------ -------- -------- --------- -------- --------


     The El Cajon hydroelectric project was 80.5 percent complete as of December 31, 2005, and during the fourth quarter generated Ps. 1,093 million in revenues and Ps. 66 million in operating income, with a 6 percent operating margin.

     At the end of 2005, US$ 521 million in long term financing for the project had been disbursed, or 76.35 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

     Total liabilities for the El Cajon hydroelectric project rose to Ps. 7,832 million, of which 12 percent was short term and 88 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.

NORTH CENTRAL AIRPORTS GROUP (GACN)

     As discussed elsewhere in this report, ICAs balance sheet as of December 31, 2005 consolidates the operations of GACN. The income statement of GACN will, however, only be consolidated effective January 1, 2006. For informational purposes, the following table shows the principal operating indicators for GACN for 2004 and 2005.


   (Ps. Million)                       2004         2005       Change (%)
--------------------------------------------------------------------------
Passengers (million)                  10.59          11.56             9
Regulated revenue                  1,004          1,104               10
Non-regulated revenue                232            266               15
Total Revenue                      1,236          1,371               11
Operating income                     384            468               22
Depreciation and amortization        200            211                6
EBITDA                               584            679               16
Operating margin                      31.1%          34.2%
-----------------------------------------------------------------------------



BALANCE SHEET


     The main accounts of ICAs consolidated balance sheet are shown in the following table. For comparative purposes, the balance sheet is presented with and without GACN for the end of 2005.


                                                                             2005
                                                            ----------------------------------------
(Ps. million)                                         2004  Consolidated        GACN  ICA w/o GACN
----------------------------------------------- ----------- ------------ ------------- -------------
Assets
----------------------------------------------- ----------- ------------ ------------- -------------
Cash and Cash Equivalents ..................         3,545        6,264         1,657         4,607
Trade and Contract Receivables .............         3,211        3,528           220         3,308
Other Receivables ..........................         1,276          727           108           619
Inventories ................................         1,228        1,319             -         1,319
Other Current Assets .......................           252          246            26           219
----------------------------------------------- ----------- ------------ ------------- -------------
   Total Current Assets ....................         9,513       12,083         2,011        10,072
Trade and Contract Receivables .............         4,395        7,871           122         7,748
Investment in Subsidiaries & Affiliated Cos.         1,013          362             -           362
Other Investments ..........................         3,245        7,544         4,389         3,155
  Concessions ..............................         3,136        7,446         4,389         3,057
  Long term Land Inventories ...............           108           98             0            98
----------------------------------------------- ----------- ------------ ------------- -------------
Long Term Assets ...........................         8,653       15,776         4,512        11,265
Property, Plant and Equipment Net ..........         1,189        2,526         1,418         1,108
Other Assets ...............................         1,418          641            60           582
----------------------------------------------- ----------- ------------ ------------- -------------
    Total Assets ...........................        20,773       31,027         8,001        23,026

Total Liabilities ..........................        14,734       18,198         2,158        16,040
Stockholders' Equity .......................         6,038       12,829         5,843         6,986
----------------------------------------------- ----------- ------------ ------------- -------------
   Total Liabilities & Stockholders Equity .       20,773       31,027         8,001        23,026


     At the close of the fourth quarter 2005, total assets increased 49 percent, total liabilities rose 24 percent, and shareholders' equity rose 112 percent, as compared to the end of 2004.

     ICA had total assets of Ps. 31,027 million as of December 31, 2005, an increase of Ps. 10,255 million, or 49 percent, compared to Ps. 20,773 million at the end of 2004. Of the increase, Ps. 8,001 million was accounted for by the consolidation of GACN. The remaining increase is a result of the combined effect of the capital increase in August 2005, client advances, higher levels of construction activity, faster invoicing and collection for completed work, and execution of the El Cajon hydroelectric project.

     At the end of the fourth quarter of 2005, ICA had total cash and cash equivalents of Ps. 6,264 million, an increase of 77 percent as compared to Ps. 3,545 million at the end of the fourth quarter of 2004. Of the Ps. 2,719 million increase, Ps. 1,657 million is attributable to the consolidation of GACN. At the end of 2005, 63 percent of cash and cash equivalents were in the following subsidiaries: 26 percent in GACN, 25 percent in ICA Fluor, 9 percent in the El Cajon hydroelectric project, 5 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 2 percent in Rodio. This cash generally cannot be used by ICA without the approval of its joint venture partners. The remaining 33 percent, or Ps. 2,056 million, was held at the parent company or other operating subsidiaries. Of total cash as of December 2005, 25 percent represented client advances.

     While ICAs revenues rose 40 percent in 2005 as compared to 2004, short-term accounts receivable increased only Ps. 317 million, or 10 percent, to Ps. 3,528 million at the end of December 2005 from Ps. 3,211 million at the end of December 2004; GACN contributed Ps. 220 million of the increase. Excluding GACN, the increase was 3 percent, reflecting an improvement in ICAs collections and invoicing processes. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics are in Industrial Construction and totaled Ps. 805 million at the end of 2005, of which Ps. 505 million is for the Chicontepec oil field project and Ps. 300 million is for Package II of the Minatitlan Refinery reconfiguration project.

     Total long term assets of Ps. 15,776 million include Ps. 7,871 million in accounts and documents receivable, which include client certifications at the El Cajon hydroelectric project and the unused portion of the proceeds from the 144A bond, and Ps. 7,446 million in completed works in concessions.

     Total liabilities increased Ps. 3,464 million to Ps. 18,198 million in the fourth quarter of 2005, compared to Ps. 14,734 million in the same quarter of 2004. The acquisition of GACN, including the financing of US$ 125 million, accounted for Ps. 2,158 million of the increase in liabilities.

     Shareholders equity increased by Ps. 6,791 million to Ps. 12,829 million on December 31, 2005, as compared to Ps. 6,038 million on December 31, 2004. Of the total increase in shareholders' equity, the minority interests in GACN represented Ps. 3,806 million, and the balance is the result of the capital increase in August 2005 and 2005 net income.


Debt


     Total debt at the end of the 2005 was Ps. 10,504 million, an increase of Ps. 2,594 million compared to the Ps. 7,910 million at the end of the prior year. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,082 million. The increase in debt reflects the refinancing of the Corredor Sur and Acapulco Tunnel concessions, an increase in short term working capital loans for Rodio, short term working capital financing for Package II of the Minatitlan refinery reconfiguration and the financing of the GACN acquisition, which were offset in part by the payment of parent company and subsidiary debt related to projects that have been completed, principally in the Housing segment.

     Net debt excluding the El Cajon hydroelectric project was Ps. (1,333) million, compared to Ps. 372 million at the end of 2004. This is the third consecutive quarter with a positive net cash position excluding El Cajon, and is the result of the increase in capital, the payment of parent company debt, and the refinancing of projects that generated cash for the Company.

     US$ 521 million of the El Cajon hydroelectric project long term financing has been used by ICA.


(Ps. Million)                                           4Q2004          4Q2005
------------------------------------------------------------------------------
Short Term Debt .......................                 1,540             515
Long Term Debt ........................                 6,370           9,989
Total Debt ............................                 7,910          10,504

Total Cash and cash equivalents .......                 3,545           6,264
Total Net Debt ........................                 4,365           4,240
El Cajon Project Debt .................                 4,871           6,132
El Cajon Cash and cash equivalents ....                   879             559
------------------------------------------------------------------------------
Net Debt, El Cajon ....................                 3,992           5,573
Net Debt, excluding El Cajon ..........                   372         (1,333)
------------------------------------------------------------------------------



     Of ICAs total debt, 85 percent, or Ps. 8,914 million, corresponds to projects and 15 percent, or Ps.1,590 million, is operating company debt. ICA had no parent company debt outstanding at the end of 2005.

     During the fourth quarter of 2005, ICAs wholly owned subsidiary Aeroinvest incurred debt to acquire the additional GACN shares. The 18-month bridge loan for US$125 million was provided by West LB and Nord LB.

     As of December 31, 2005, 5 percent of ICAs total debt matured in less than one year; 46 percent is securities debt; and 91 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

     The current ratio as of the end of the fourth quarter of 2005 increased to 1.65, compared to 1.22 at year-end 2004. The increase was principally the result of the consolidation of GACNs balance sheet at year-end 2005, the capital increase in the third quarter of 2005, the payment of parent company debt, client advances, the refinancing of liabilities at lower rates, and an increase in the Company's level of activity. It should be noted that a portion of ICA's cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

     The interest coverage ratio (Adjusted EBITDA/net interest expense, including capitalized interest) was 10.14 in the fourth quarter of 2005, compared to 12.13 in the same period of the prior year. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) fell to 0.82 as of December 31, 2005, as compared to 1.31 at the close of 2004.


CAPEX and Divestments

     Capital expenditures, including investments in fixed assets and deferred expenses, totaled Ps. 234 million in the fourth quarter of 2005, same amount registered in 2004. For the year 2005, capital expenditures totaled Ps. 993 million, compared to Ps. 1,080 million in 2004.

     Divestments during 2005 were Ps. 549 million. The main divestments during the year were the sale of 40 percent of the municipal water treatment affiliate CIMA to ICAs partner Proactiva Medio Ambiente, the previously discussed sale of adjudicated land rights in Queretaro, and the sale of construction machinery.


     The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of December 31, 2005 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2005 was Ps. 10.60 per U.S. dollar.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.